UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

PRICE SENSITIVE INFORMATION

As a result of the Supervisory Review and Evaluation Process (SREP) carried out by the European Central Bank (ECB), BBVA has received a communication from the ECB that includes the requirement for BBVA to maintain, from January 1, 2020 on a consolidated basis, a CET1 capital ratio of 9.27% and a total capital ratio of 12.77%.

This total capital requirement at consolidated level includes: i) a Pillar 1 requirement of 8% that should be fulfilled by a minimum of 4.5% of CET1; ii) a Pillar 2 requirement of 1.5% of CET1 that remains at the same level as the one included in the previous SREP decision; iii) a Capital Conservation buffer of 2.5% of CET1; iv) the Other Systemic Important Institution buffer (OSII) of 0.75% of CET1; and v) the Countercyclical Capital buffer 0.02% of CET1.

Additionally, the ECB communication includes the requirement for BBVA to maintain, from January 1, 2020 on an individual basis, a CET1 capital ratio of 8.53% and a total capital ratio of 12.03%1.

On a consolidated and individual basis, the ECB Pillar 2 requirement remains at the same level as the one established in the last SREP decision, being the sole difference the evolution of the Countercyclical Capital buffer of 0.01% approximately.

As of September 30, 2019, BBVA holds, on a consolidated and phased-in basis, a CET1 capital ratio of 11.80% and a total capital ratio of 16.22%. On a fully loaded basis, CET1 capital ratio stands at 11.56% and total capital ratio at 15.71%.

As of September 30, 2019, BBVA holds, on an individual and phase-in basis, a CET1 capital ratio of 15.96% and a total capital ratio of 21.20%. On a fully loaded basis, CET1 ratio capital stands at 15.69% and total capital at 20.75%.

As in the latest SREP exercise, BBVA consolidated and individual current capital ratios stand above applicable regulatory requirements. Therefore, these requirements do not imply the trigger of any regulatory restriction or limitation on payments of dividends, variable remuneration and payments of interest to holders of AT1 capital instruments.

Madrid, December 4, 2019

[1]	It includes a Countercyclical Capital buffer, applicable as of September 30th 2019 of 0.02% CET1 on a consolidated basis (0.03% on an individual basis)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 4, 2019	By:	/s/ Jaime Sáenz de Tejada

	Name:	Jaime Sáenz de Tejada
	Title:	Chief Financial Officer